UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29603 / March 23, 2011

_____

In the Matter of   :
                                                                                      :
Conseco Variable Insurance - Separate Account L   :
Jefferson National Life Insurance Company   :
9920 Corporate Campus Drive, Suite 1000   :
Louisville, Kentucky 40223   :
                                                                                      :
(811-10271)   :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Conseco Variable Insurance - Separate Account L ("Applicant"), an investment company
registered under the Investment Company Act of 1940 ("1940 Act"), filed an application
on December 9, 2010, and amended on February 11, 2011 under Section 8(f) of the 1940
Act, requesting an order declaring that it has ceased to be an investment company as
defined by the 1940 Act.

On February 25, 2011, a notice of filing of the application was issued (Investment
Company Act Release No. 29589). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that the Applicant has ceased to be an investment company as defined by
the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 8(f) of the 1940 Act, that the registration of Applicant Conseco Variable Insurance - Separate Account L (811-10271) under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary